CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-l of our report dated March 31, 2011 relating to the audit of the financial statements of Environmental Solutions Worldwide, Inc., appearing in the Annual Report on Form 10-K of Environmental Solutions Worldwide, Inc. for the year ended December 31, 2010.

Our report contains an explanatory paragraph that states that Environmental Solutions Worldwide, Inc. has incurred recurring losses from operations, and its dependency on future financing raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Toronto, Canada
May 20, 2011